SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              SCANVEC AMIABLE, LTD.

                                (NAME OF ISSUER)


              ORDINARY SHARES, NOMINAL VALUE 1.0 NEW ISRAELI SHEKEL

                         (TITLE OF CLASS OF SECURITIES)

                                    M82400108

                                 (CUSIP NUMBER)

                                   DAVID FUCHS
                               BRIDGES & PIPES LLC
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 581-5150

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                 APRIL 17, 2004

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

CUSIP  NO M82400108
---------------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       BRIDGES & PIPES LLC
       IRS NO.: 72-1538933
---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (A)  / /
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)               (B)  / /
---------------------------------------------------------------------
(3) SEC USE ONLY
---------------------------------------------------------------------
(4) SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(d)  OR  2(e)

---------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH               367,956
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                       ----------------------------------------------
                           (9) SOLE DISPOSITIVE POWER

                              367,956
                       ----------------------------------------------
                          (10) SHARED DISPOSITIVE POWER


---------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              367,956
---------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) / /
      EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.44%
---------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                              OO
---------------------------------------------------------------------

ITEM  1.     SECURITY  AND  ISSUER.

             THIS  STATEMENT  ON SCHEDULE  13D RELATES TO THE  ORDINARY  SHARES,
NOMINAL VALUE 1.0 NEW ISRAELI SHEKEL PER SHARE ("ORDINARY SHARES") OF SCANVEC AMIABLE, LTD., AN ISRAEL CORPORATION ("SCANVEC"). THE PRINCIPAL EXECUTIVE OFFICES OF SCANVEC ARE LOCATED AT INTERNATIONAL PLAZA TWO, SUITE 625, PHILADELPHIA, PENNSYLVANIA 19113-1518.

ITEM  2.     IDENTITY  AND  BACKGROUND.

             THIS SCHEDULE 13D IS BEING FILED BY BRIDGES & PIPES LLC AS THE REPORTING PERSON. SET FORTH BELOW IS CERTAIN INFORMATION RELATING TO BRIDGES & PIPES LLC AND INFORMATION RELATING TO ITS DIRECTORS AND EXECUTIVE OFFICERS:

             (a) NAME: BRIDGES & PIPES LLC

             (b) ADDRESS: 830 THIRD AVENUE, NEW YORK, NEW YORK 10022

             (c) PRINCIPAL BUSINESS: THE PRINCIPAL BUSINESS OF BRIDGES & PIPES LLC IS THAT OF A HEDGE FUND.

             (d), (e) CERTAIN PROCEEDINGS: DURING THE LAST FIVE YEARS, BRIDGES & PIPES LLC HAS NOT BEEN THE SUBJECT OF ANY TYPE OF PROCEEDING SPECIFIED IN ITEMS 2(D) AND 2(E) OF SCHEDULE 13D.

             (f) CITIZENSHIP: NEW YORK


             MEMBERS OF BRIDGES & PIPES LLC

             DAVID FUCHS IS THE MANAGING MEMBER OF BRIDGES & PIPES LLC. MR. FUCHS IS A CITIZEN OF THE UNITED STATES.


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

             THIS  STATEMENT  ON  SCHEDULE  13D  RELATES TO THE  ACQUISITION  BY
BRIDGES & PIPES LLC OF 367,956 ORDINARY SHARES ON APRIL 7, 2004 IN A PRIVATE TRANSACTION WITH AN EXISTING SHAREHOLDER OF THE ISSUER FOR A PURCHASE PRICE OF $312,762.60, FOR WHICH BRIDGES & PIPES LLC USED ITS AVAILABLE WORKING CAPITAL IN MAKING SUCH PURCHASE.


ITEM  4.     PURPOSE  OF  TRANSACTION.

             BRIDGES & PIPES LLC ACQUIRED THE ORDINARY SHARES DISCLOSED IN ITEM 3 ABOVE IN ORDER TO OBTAIN A SUBSTANTIAL EQUITY POSITION IN THE ISSUER.
DEPENDING UPON MARKET CONDITIONS AND OTHER FACTORS THAT THE FOREGOING PERSONS MAY DEEM MATERIAL TO INVESTMENT DECISIONS, BRIDGES & PIPES LLC MAY ACQUIRE ADDITIONAL SECURITIES OF THE ISSUER IN THE OPEN MARKET, IN PRIVATE TRANSACTIONS, BY TENDER OFFER OR BY ANY OTHER PERMISSIBLE MEANS.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

             (a) AS OF THE CLOSE OF BUSINESS ON APRIL 16, 2004, BRIDGES & PIPES LLC BENEFICIALLY OWNED DIRECTLY 367,956 SHARES OF ORDINARY SHARES. THE 367,956 ORDINARY SHARES BENEFICIALLY OWNED DIRECTLY BY BRIDGES & PIPES CONSTITUTE APPROXIMATELY 5.44% (CALCULATED PURSUANT TO RULE 13D-3 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) OF THE 6,770,000 OUTSTANDING ORDINARY SHARES AS DISCLOSED IN THE ISSUER'S ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2003 (THE "ISSUER'S FORM 10-KSB").

             (b) BRIDGES & PIPES LLC HAS THE SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF, AND TO DIRECT THE VOTE OF, 367,956 ORDINARY SHARES.

             (c) ON APRIL 7, 2004, BRIDGES & PIPES LLC ACQUIRED BY PRIVATE PURCHASE FROM AN EXISTING SHAREHOLDER OF THE ISSUER 367,956 ORDINARY SHARES AT A PER ORDINARY SHARE PURCHASE PRICE OF $0.85.

             (d) NOT APPLICABLE.

             (e) NOT APPLICABLE.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          NOT APPLICABLE.

ITEM  7.     MATERIALS  TO  BE  FILED  AS  EXHIBITS.

NONE.

                                    SIGNATURE


     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:  APRIL 19, 2004        BRIDGES & PIPES LLC

                               BY: /s/ DAVID FUCHS
                                   -----------------------------------
                                   NAME:  DAVID FUCHS
                                   TITLE: MANAGING MEMBER